Industrial Zone Yokneam Illit, 20692 P.O.B. 550 Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE

Syneron Medical Ltd. Reports Second Quarter 2004 Results

  Second quarter revenue increases 70% to $13.7 Million
  Second quarter net income increases 88% to $6.4 Million

  YOKNEAM, Israel and TORONTO, Canada, August 18, 2004 -- Syneron Medical Ltd. (Nasdaq: ELOS), an innovator in the development and distribution of ELOS combined-energy medical aesthetic devices, announced its 2004 second quarter results, for the period ended June 30, 2004. Revenues for the second quarter of 2004 were $13.7 million, a 70% increase over the $8.1 million recorded in the second quarter of 2003. Net income for the second quarter was $6.4 million, or $0.30 per pro forma diluted share, compared to net income of $2.8 million reported in the second quarter of 2003. Expenses during the second quarter of 2003 included $0.6 million settlement and legal costs associated with litigation with Lumenis Ltd., which was settled in March 2004. (Pro-forma earnings per share reflect the conversion of all of the Company's Preferred shares into Ordinary shares in connection with the Company's initial public offering on August 11, 2004, but does not reflect the issuance of an additional 5 million Ordinary shares to the public in that offering.)

  The Company's revenues for the six months ended June 30, 2004 were $26.1 million, a 77% increase compared to $14.7 million recorded in the same period last year. Net income for the first six months was $11.9 million, compared to net income of $5.1 million reported in the same period last year. Expenses during the first six months of 2004 included $1 million settlement and legal costs associated with the Lumenis litigation.

  Management believes that the full year 2004 revenues will be approximately $55 million.

  "We are pleased with our progress in the first half of 2004," said Moshe Mizrahy, Syneron's Chief Executive Officer. "Our second quarter results confirm the growing market acceptance of our ELOS technology. We will continue to introduce new products into the market based on our ELOS technology and we will continue to expand and strengthen our worldwide sales and marketing network.”

  Conference Call

  Syneron Medical will host a conference call at 10 a.m. ET on Wednesday, August 18, 2004 to discuss its second quarter and six month results. In North America you may call 1-800-387-6216. International participants may call 416-405-9328. The call will also be available through a webcast which can be accessed by visiting the Syneron website at www.syneron.com.

  Syneron - Q2 Earnings Release Continued

  About Syneron Medical Ltd.

  Syneron Medical Ltd. manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany which provide sales, service and support. Additional information can be found at www.syneron.com.

  Forward-Looking Statements

  This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding financial results for the 2004 fiscal year are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Syneron’s second quarter financial results, as discussed in this release, are unaudited. Estimates of year-end financial results are subject to a number of assumptions regarding the future operation of Syneron’s business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

  For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-7424, email: moshem@syneron-med.com, or Domenic Serafino, President of Syneron Inc., at (866) 259-6661 ext. 247, email: doms@syneron.com.

Syneron Medical Ltd.	Syneron Inc.
Industrial Zone	111 Granton Drive
Yokneam Illit, 20692	Richmond Hill, Ontario L4B 1L5
P.O.B. 550 Israel	Canada
Tel: +972 4 909-7424	Tel: (1) 905-886-9235
Fax: +972 4 909-7417	Fax: (1) 905-886-7046
info@syneron-med.com	Toll Free: 1-866-259-6661
info@syneron.com

  SYNERON MEDICAL LTD.
  CONSOLIDATED BALANCE SHEETS
  In thousands of U.S. dollars
  (Unaudited)

	Pro forma
	Shareholder's
	Equity
	June 30,	June 30,	December 31,
	2004 *	2004	2003

CURRENT ASSETS
Cash and cash equivalents		5,186	6,153
Short term deposits		1,000	-
Marketable securities		21,166	11,410
Trade receivables		6,990	4,845
Other accounts receivables and prepaid expenses		1,154	957
Inventories		1,889	1,487

Total current assets		37,385	24,852

LONG-TERM ASSETS
Severance pay fund		148	120
Long-term bank deposit and others		23	1,035
Long-term trade receivables		409	488

Total long-term assets		580	1,643

PROPERTY AND EQUIPMENTS, NET		606	504

Total assets		38,571	26,999

CURRENT LIABILITIES
Trade payables		2,256	2,208
Other current liabilities		7,527	8,131

Total current liabilities		9,783	10,339

LONG-TERM LIABILITIES
Deferred revenues		3,582	2,184
Litigation settlement fee		117	900
Accrued severance pay		167	135

Total long-term liabilities		3,866	3,219

SHAREHOLDERS’ EQUITY
Ordinary shares	12	3	3
Convertible Preferred A shares		7	7
Convertible Preferred B shares		2	2
Additional paid-in capital	4,837	4,837	4,688
Accumulated other comprehensive income (loss)	(236)	(236)	168
Treasury Convertible Preferred A shares	(461)	(461)	(226)
Deferred stock compensation	(400)	(400)	(473)
Retained earnings	21,170	21,170	9,272

Total shareholders’ equity	24,922	24,922	13,441

Total liabilities and shareholders’ equity		38,571	26,999

  SYNERON MEDICAL LTD.
  CONSOLIDATED STATEMENTS OF OPERATIONS
  In thousands of U.S. dollars except per share data
  (Unaudited)

	Three month ended		Six month ended
	June 30,		June 30,

	2004	2003	2004	2003

Revenues	13,717	8,083	26,027	14,697
Cost of revenues	1,759	987	3,379	1,858

Gross profit	11,958	7,096	22,648	12,839

Operating Expenses
Research and development	506	202	1,153	564

Less-participation by the Office of the Chief Scientist	-	36	-	-

Research and development, net	506	238	1,153	564
Selling and marketing, net	4,736	3,388	9,191	6,200
General and administrative	396	170	639	307
Settlement and legal costs	-	602	-	1,000

Operating expenses	5,638	4,398	10,983	8,071

Operating income	6,320	2,698	11,665	4,768
Financial income, net	235	128	398	326

Income before taxes on income	6,555	2,826	12,063	5,094
Taxes on income	(120)	-	(165)	-

Net income	6,435	2,826	11,898	5,094

Basic net earnings per share	0.79	0.35	1.43	0.63

Diluted net earnings per share	0.50	0.26	0.92	0.41

Weighted average number of shares used in per share calculations (in thousands):
Basic	8,175	8,135	8,304	8,135

Diluted	12,754	10,970	12,904	12,356

Pro forma EPS *
Pro forma basic net earnings per share	0.39		0.70

Pro forma diluted net earnings per share	0.30		0.55

Weighted average number of shares used in pro forma per share calculations
(in thousands):
Basic	16,534		16,974

Diluted	21,113		21,604

  *All of the Company's Preferred shares were converted into Ordinary shares in connection with the Company's initial public offering on August 11, 2004. Pro forma shareholders' equity as of June 30, 2004, and pro forma basic and diluted EPS for the three month and six month periods ended June 30, 2004, reflect the conversion of the Preferred shares but not the sale of Ordinary shares by the Company in the initial public offering.

  SYNERON MEDICAL LTD.
  CONSOLIDATED STATEMENTS OF CASH FLOWS
  In thousands of U.S. dollars
  (Unaudited)

	Six month ended
	June 30,

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,898	5,094
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	57	26
Accrued severance pay, net	4	5
Increase in short-term and long-term trade receivables	(2,066)	(249)
Increase in other accounts receivables and prepaid expenses	(177)	(257)
Increase in inventories	(402)	(336)
Increase in trade payables	48	402
Increase (decrease) in other current liabilities	(990)	60
Increase (decrease) in long-term litigation settlement fee	(783)
Loss (gain) on available for sale securities	95	(25)
Stock-based compensation	73	65
Increase in deferred revenues	2,011	900
Other	-	5

Net cash provided by operating activities	9,768	5,690

CASH FLOW FROM INVESTMENT ACTIVITIES
Purchase of available-for-sale securities	(12,409)	(3,409)
Proceed from sale of available-for-sale securities	1,927	-
Payment for acquisition of long-term bank deposit and others	(8)	(4)
Purchase of property and equipment	(159)	(81)
Other	-	7

Net cash used in investing activities	(10,649)	(3,487)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Ordinary and Preferred shares, net	149	-
Exercise of options	-	147
Short-term bank credit, net	-	(273)
Repurchase of Preferred A shares from shareholders	(235)	-

Net cash used in financing activities	(86)	(126)

Increase (decrease) in cash and cash equivalents	(967)	2,077
Cash and cash equivalents at the beginning of the period	6,153	4,126

Cash and cash equivalents at the end of the period	5,186	6,203